Granite Point Mortgage Trust Inc.

3 Bryant Park, Suite 2400A
New York, New York 10036

August 19, 2024

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, D.C. 20549-3561

Attn: Benjamin Holt

Re:	Granite Point Mortgage Trust Inc.

Registration Statement on Form S-3 (File No. 333-281444)

Request for Acceleration of Effective Date

Ladies and Gentlemen:

We refer to the registration statement on Form S-3 (File No. 333-281444) (the “Registration Statement”) of Granite Point Mortgage Trust Inc. (the “Company”).

In accordance with Rules 460 and 461 under the Securities Act of 1933, as amended, the Company hereby respectfully requests that the effectiveness of the Registration Statement be accelerated so that it may become effective at 4:30 P.M. (Eastern time) on Wednesday, August 21, 2024, or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission.

Please call Michael J. Zeidel of Skadden, Arps, Slate, Meagher & Flom LLP, at (212) 735-3259, to confirm the effectiveness of the Registration Statement.

Securities and Exchange Commission

August 19, 2024

Very truly yours,

Granite Point Mortgage Trust Inc.

By:	/s/ Marcin Urbaszek
	Name:	Marcin Urbaszek
	Title:	Chief Financial Officer

cc:	Joseph A. Coco, Skadden, Arps, Slate, Meagher & Flom LLP

Michael J. Zeidel, Skadden, Arps, Slate, Meagher & Flom LLP